UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM               TO

Commission File Number 000-27261

CH2M HILL RETIREMENT AND

TAX-DEFERRED SAVINGS PLAN

9191 South Jamaica Street

Englewood, Colorado 80112

(Full title and address of the plan)

CH2M HILL Companies, Ltd.

9191 South Jamaica Street

Englewood, Colorado 80112

(Name of issuer of the security held pursuant to the plan and the address of its principal executive office)

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator, Committee, and Participants

CH2M HILL Retirement and Tax-Deferred Savings Plan

Englewood, Colorado

We have audited the accompanying statements of net assets available for plan benefits of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly we express no opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules as of December 31, 2008 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

June 17, 2009

Denver, Colorado

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2008	2007

Investments, at fair value (Notes 2 and 3):
Money market funds	$102,862,142	$75,882,650
Common/collective trust & wrap contracts	115,893,756	94,588,816
Mutual funds	543,005,264	879,419,877
Company stock - allocated	446,612,178	403,384,065
Company stock - unallocated	13,488,060	17,029,850
Participant loans	16,261,965	14,614,161
Total investments	1,238,123,365	1,484,919,419
Receivables:
Employer contributions	6,650,877	5,491,340
Total receivables	6,650,877	5,491,340

Net assets reflecting all investments at fair value	1,244,774,242	1,490,410,759

Adjustment from fair value to contract value for fully benefit responsive investment contracts	4,703,011	714,824

Net assets available for Plan benefits	$1,249,477,253	$1,491,125,583

See accompanying notes to the financial statements

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2008

Contributions:
Employee	$86,454,959
Employer match	25,465,909
Employer defined contribution, net of forfeitures (unallocated)	14,319,882
Rollovers	10,682,761
Total contributions	136,923,511

Investment income (loss):
Interest and dividend income	20,792,938
Net depreciation in fair value of investments (Notes 2 and 3)	(326,421,056)

Total investment loss	(305,628,118)

Benefits and distributions paid to participants	(72,583,406)
Administrative expenses	(360,317)

Net decrease in net assets available for Plan benefits	(241,648,330)

Net assets available for Plan benefits:
Beginning of year	1,491,125,583

End of year	$1,249,477,253

See accompanying notes to the financial statements

CH2M HILL Retirement and Tax-Deferred Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

(1)                     Plan Description

The following description of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the “Plan”) is provided for general informational purposes only. Participants and all others should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established and sponsored by CH2M HILL Companies, Ltd. (the “Company” or “Plan Sponsor”) under the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As of January 1, 2000, most domestic subsidiaries of the Company (“Affiliated Employers”) have adopted the Plan. Some of these Affiliated Employers have adopted different provisions relating to eligibility, defined contributions, and matching contributions as described in the Plan document. The Company and its Affiliated Employers that have adopted the Plan are herein after referred to as Member Employers. Effective January 1, 2008, the Plan was amended and restated to incorporate previous amendments and requirements under Internal Revenue Service (“IRS”) regulations.

Administration

The Plan is administered by at least three, but no more than seven trustees, who are appointed by the Chief Executive Officer of the Company. Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) is the recordkeeper for all Plan assets. Fidelity Management Trust Company (“FMTC”) is the custodian for all Plan assets, except for shares of Company stock held by the Plan. The trustees serve as custodians of the Company stock.

Eligibility

All employees are eligible to participate in the Plan except leased employees, consultants, temporary employees and employees of Affiliated Employers that have not adopted the Plan. Except for certain employees of Operations Management International, INC (“OMI”), employees covered under a collective bargaining agreement are not eligible. Paragon Structural Design, Inc. (“Paragon”) allows eligible employees to participate in the Plan during the first full pay-period they are employed. OMI allows eligible employees to participate on the first day of the month following their date of hire. All other employees of Member Employers are eligible to participate on their date of hire. Effective October 1, 2008, employees are automatically enrolled 60 days after eligibility requirements are met. If a participant does not enroll in the Plan on their normal enrollment date, employees may join the Plan quarterly on January 1, April 1, July 1 and October 1, once the above eligibility requirements are met.

Employee Contributions

A participating employee may elect to contribute from 1% to 50% of their total annual compensation (earned while a participant), as defined in the Plan. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees.  Employee contributions are subject to limitations as determined annually by the IRS. For Puerto Rico employees, pre-tax salary deferral contributions were limited to $8,000 in 2008. Pre-tax salary deferral contributions for all other participants were limited to $15,500 in 2008.

Employer Matching Contributions

Each Member Employer may, but is not required to, make matching contributions for their respective eligible participants employed on the last day of the quarter and for retired, permanently disabled or deceased participants who terminated employment during the quarter. The Company, CH2M HILL, Inc., CH2M HILL Constructors, Inc., OMI, CH2M HILL International, Ltd., CH2M HILL International Services, Paragon and Lockwood Greene Inc. elected to make matching contributions for the year ended December 31, 2008.

Member Employers’ matching contributions, if any, may be made in an amount that is based on a percentage of the participant’s contributions for the calendar quarter up to 4% of the participant’s base compensation, or limited to a specified dollar amount per employee. Generally, base compensation for purposes of the employer matching contribution is defined in the Plan as the participant’s basic hourly rate of pay on the last day of the calendar quarter times the number of regular work hours for such calendar quarter. For the year ended December 31, 2008, OMI matched employees who provide services for the City of Wichita (“Wichita Participants”) according to a collective bargaining agreement. For Wichita Participants hired prior to January 1, 2007, OMI matched 100% of each participant’s deferral contributions, up to 5% of compensation.  For Wichita Participants hired on or after January 1, 2007, OMI matched 50% of each participant’s deferral contributions, up to 6% of compensation. For the year ended December 31, 2008, OMI matched 50% of each of its other participant’s deferral contribution capped at $200 per Plan year. All other Member Employers matched 81% of the first 4% of each employee’s base compensation contributed to the Plan by the participant. Employer matching contributions can be made in either cash or the Company’s stock.  If the contributions are made in cash, they are invested in the same manner as the employee’s contribution.  If the matching contributions are made in stock, they remain in the Company’s stock for the life of the deferral.

Defined Contributions

Each Member Employer may, but is not required to, make defined contributions to the Plan for 1) active participants who completed at least 1,000 hours of service during the Plan year and who were employed at the Plan’s year-end, 2) retired participants (at age 65, or at age 55 if they have completed at least five years of service) who retired during the year, 3) permanently disabled or deceased participants who terminated employment during the Plan year and 4) certain participants rehired during the Plan year. The Company, CH2M HILL, Inc., CH2M HILL Constructors, Inc., CH2M HILL International, Ltd., CH2M HILL International Services, Lockwood Greene, Inc. and Paragon have elected to make defined contributions for the year ended December 31, 2008.

Defined contributions, if any, are calculated quarterly by the Company and each participating Member Employer.   During 2008, defined contributions to the Plan were made each quarter based on an estimate of 2% of base compensation.  Generally, base compensation for purposes of defined contributions is defined in the Plan as the participant’s basic hourly rate of pay on the last day of the calendar year times the lesser of: 1) the number of regular work hours for such calendar year or 2) the number of hours of service for which the participant was paid during the year while a participant and while an eligible employee.

The quarterly defined contributions were made in Company stock.  These are shown in the financial statements as employer defined contributions, net of forfeitures — unallocated.  After year-end, the final employer defined contribution is determined based on eligible employees and compensation.  The employer defined contribution is then allocated to participants’ accounts, including any gain or loss from the date of contribution to the date of allocation.  Defined contribution amounts are allocated to participant accounts in proportion that each participant’s base compensation bears to the total base compensation paid to all eligible participants of their respective Member Employer.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Vesting

Participants are immediately vested in their salary deferral contributions and transfers from other qualified plans, plus net earnings thereon.

Vesting in employer matching and defined contributions plus net earnings thereon is based on years of service for all Member Employers’ participants with the exception of OMI, as follows:

Years of service	Percentage vested
Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

OMI participants vest 20% each year and become 100% vested after 5 years of service.

Participants earn one year of credited service for each full year of service, as defined by the Plan document.

The value of a participant’s matching contributions and defined contributions shall become fully vested upon death, permanent disability, attainment of age 65, or upon reaching age 55 and completion of 5 years of service.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are used to offset employer matching and defined contributions and pay Plan expenses.  During 2008, forfeitures totaling $296,317 were used to pay administrative expenses of the Plan. Unallocated forfeitures available as of December 31, 2008 and 2007 were $2,066,026 and $2,775,428, respectively.

Distributions and Withdrawals

If a participant in the Plan terminates employment with the Company and the value of the vested portion of the participant’s account in the Plan does not exceed $1,000, the vested portion of the participant’s account in the Plan will be distributed to the participant in a lump sum cash payment as soon as reasonably practicable.

If a participant in the Plan terminates employment with the Company and the value of the vested portion of the participant’s account in the Plan is greater than $1,000, the participant may request an immediate distribution or may elect to defer distribution until a later date. If distribution is deferred, the participant’s account will remain in the Plan until the participant requests distribution. Distribution from the Plan, however, must begin when the participant reaches his or her required beginning distribution date.  Generally, a participant’s required beginning distribution date is April 1 of the calendar year following the later of: 1) the participant’s attainment of age 70½ or 2) as long as the participant is not a 5% owner, the calendar year in which the participant retires.

A participant who has reached age 59½ may request a distribution of the participant’s employee contribution account or the participant’s rollover account even if the participant has not terminated employment with the Company and the Affiliated Employers.

When a participant requests a distribution from the Plan, the distribution will be made in a lump sum payment in cash or in-kind as soon as reasonably practicable. If the participant’s account in the Plan includes Company stock and the participant elects to receive a lump sum payment in cash, the portion of the participant’s account invested in Company stock will be distributed in cash as soon as reasonably practicable after the Company stock is sold on the internal market or to the Company. The Company intends to purchase from the Plan on each trade date sufficient Company stock to permit distributions to all participants whose requests for distributions are pending. On some trade dates, however, the Company may not purchase from the Plan sufficient Company stock to permit distributions to all participants whose requests for distributions are pending. In that case, distribution of some or all of the portion of a participant’s account invested in Company stock may be delayed until a subsequent trade date.

If a participant dies while employed by the Company or an Affiliated Employer, distribution of the participant’s account in the Plan will be made to the participant’s spouse or, if the participant’s spouse has given proper consent or if the participant has no spouse, to the beneficiary designated by the participant. A surviving spouse of a deceased participant may delay distribution of the participant’s account in the Plan for up to five years from the date of death or until the participant would have reached age 70½ whichever is later. A distribution from the account will be made in accordance with the procedures described in the previous paragraph.

The Plan permits a participant to obtain a hardship withdrawal from the participant’s employee contribution account or rollover contribution account if there is an immediate and heavy financial need which may not reasonably be met by the participant’s other resources. The amount of a hardship withdrawal may not exceed the amount required to meet the immediate financial need, including any taxes or penalties resulting from the withdrawal, and may be subject to various other limitations.

Loans

Participants may borrow from their fund account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loans with terms of five years or less bear interest at a rate equal to the interest rate charged by Addison Avenue Credit Union (“Addison”) for a loan secured by new titled equipment and having the same term as the loan from the Plan. For loans with terms of over five years, the interest rate shall equal the interest rate charged by Addison for a second mortgage loan. Effective January 1, 2008, loans issued will not exceed five years, or in the case of a loan for the acquisition of a primary residence of a borrower, 25 years.  Effective January 1, 2008, interest rates for loans issued are commensurate with local prevailing rates. Loans are secured by the vested balance in the participant’s account, and bear interest at rates ranging from 3.49% to 12.19% at December 31, 2008. Loan terms may range from three months to five years or up to 25 years for the purchase of a primary residence. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

A separate account is maintained for each Plan participant. Each Participant’s account is credited with the Participant’s contributions, the employer’s matching contribution, if any, an allocable portion of the employer’s defined contribution, if any, and an allocation of the Plan’s net earnings or losses. Earnings and losses for each fund are allocated to the individual accounts on a daily basis. The benefit to which each participant is entitled is the vested portion of the participant’s account.

Investment Options

As of December 31, 2008, the Plan has various investment options including money market funds, a common/collective trust fund, mutual funds, and Company stock.

Except for investments in Company stock, participants generally may transfer amounts among investment alternatives on each business day. Amounts invested in the Company stock, other than defined contributions, may be transferred into other investment alternatives only as of a quarterly trade date. Amounts invested in investment alternatives other than Company stock may not be transferred into Company stock.

(2)                     Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The fair value of the Company’s stock is determined as discussed below. The common/collective trust is stated at fair value and then adjusted to contract value as described below. Loans to participants are valued at their unpaid principal balance which approximates fair value.

As described in Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Guide and Defined-Contribution Health and Welfare Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measure attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Company Stock

The Company is employee owned.  As a result, the Company’s stock is only available to certain employees, directors, eligible consultants, and benefit plans.  There is no market for the Company’s stock with the general public.  In order to provide liquidity to the Company shareholders, however, an internal market is maintained through an independent broker.

The internal market permits existing shareholders to offer for sale shares of the Company’s common stock on predetermined trade dates. Generally, there are four trade dates each year which typically occur approximately four weeks after the quarterly meetings of the Company’s Board of Directors.  The trading price is the estimated fair market value price as determined by the Board of Directors utilizing a valuation process, and supported by a quarterly appraisal by an independent third party.

The investment in the Company’s stock was valued as of December 31, 2008 and 2007 at $30.77 and $27.94 per share, respectively. Both of the valuations were supported by an independent third party appraisal at each of the respective dates.

Common/Collective Trust

Fidelity Managed Income Portfolio II (the “Portfolio”) is a fully benefit responsive common/collective trust which invests in fixed-income securities or bond funds (and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrap” contract issued by a third party.  Wrap contracts are purchased with the aim of maintaining the contract value of the Portfolio’s bond investments.  As a target, a substantial percentage (up to 99%) of the Portfolio’s assets are underlying the wrap contracts, although this target may change from time to time.  Assets not underlying the wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant exchanges and withdrawals.  The crediting interest rate is based on a formula agreed by the issuer, but may not fall below 0%.  Crediting rates are reset quarterly.  The contract value of this investment at December 31, 2008 and 2007 was $120,596,767 and $95,303,640, respectively, and had an average yield for the year ended December 31, 2008 and 2007 of 3.40% and 4.43%, respectively.   The crediting interest rates were 3.48% and 4.64% at December 31, 2008 and 2007, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC;  (b) establishment of a defined contribution plan that competes with the Plan for employee contributions;  (c) any substantive modification to the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer; (d) any change in law, regulation or administrative ruling applicable to the Plan that could have a material effect on the Portfolio’s cash flow; (e) any communication given to participants by the plan sponsor, any other plan fiduciary or FMTC that is designed to induce or influence participants not to invest in the Portfolio or transfer assets out of the Portfolio and (f) any transfer of assets from the Portfolio directly to a competing investment option.   The Plan trustees do not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

A wrap issuer may terminate a wrap contract at any time.  A wrap issuer may also terminate a wrap contract if FMTC’s investment management authority over the Portfolio is limited or terminated as well as if all the terms of the wrap contract fail to be met.  In the event that the market value of the Portfolio’s covered assets is below contract value at the time of termination, the terminating wrap provider would not be required to make a payment to the Portfolio.

Income Recognition

Interest income is accrued when earned. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gains and losses are reflected in the accompanying financial statements as net appreciation/depreciation in fair value of investments and are determined as fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value.

Benefit Payments

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

The Plan pays for certain administrative expenses incurred in connection with the Plan. For the year ended December 31, 2008, the Plan paid $360,317 in administrative expenses. Of this amount, $296,317 was paid by forfeitures. All other costs of maintaining the Plan are paid directly by the Member Employers.

Recently Adopted Accounting Standards

The financial statements reflect the prospective adoption of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, (SFAS 157) as of the beginning of the year ended December 31, 2008 (see Note 3). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of SFAS 157 had no impact on the statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits.

(3)                     Fair Value Measurements

In accordance with SFAS 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Company stock	$—	$—	$460,100,238	$460,100,238
Common/collective trust & wrap contracts	—	115,893,756	—	115,893,756
Mutual funds	543,005,264	—	—	543,005,264
Money market funds	102,862,142	—	—	102,862,142
Loans to participants	—	—	16,261,965	16,261,965
Total investment assets at fair value	$645,867,406	$115,893,756	$476,362,203	$1,238,123,365

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements of the Plan’s level 3 investment assets for the year ended December 31, 2008:

	Level 3 Investment Assets
	Company Stock	Loans to Participants	Total
Beginning Balance — January 1, 2008	$420,413,915	$14,614,161	$435,028,076
Realized gains/(losses)	2,401,552	—	2,401,552
Unrealized gains/(losses)	40,139,995	—	40,139,995
Purchases, issuances, and settlements	(1,241,414)	1,723,093	481,679
Transfers in and/or out of Level 3	(1,613,810)	(75,289)	(1,689,099)
Ending Balance — December 31, 2008	$460,100,238	$16,261,965	$476,362,203

(4)                     Investments

The following presents investments which exceed 5% of net assets available for Plan benefits as of December 31, 2008 and 2007:

	2008			2007
	Shares/Units	Fair value		Shares/Units	Fair value
Fidelity Managed Income Portfolio II	120,596,767	115,893,756		95,303,639	94,588,816
Fidelity Diversified International Fund	3,791,764	81,560,833		3,755,622	149,849,331
Fidelity Magellan Fund	951,089	43,616,929	**	1,020,495	95,793,855
Fidelity- Equity Income Fund	2,239,956	69,147,434		2,198,686	121,279,498
Fidelity Growth Company Fund	2,027,609	99,271,752		1,885,853	156,488,079
Fidelity Balanced Fund	6,647,392	87,213,785		6,441,191	126,311,756
Fidelity Retirement Government Money Market	101,860,588	101,860,588		75,086,351	75,086,351
Fidelity Spartan U.S. Equity Index	1,949,787	62,198,215	**	1,845,140	95,762,779
Company Stock * - allocated	14,514,533	446,612,178		14,437,511	403,384,065
Company Stock * - unallocated	438,351	13,488,060		609,515	17,029,850

*	Includes non-participant directed investments
**	Does not represent 5% of net assets

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(368,962,603)
Company stock	42,541,547
$(326,421,056)

Non-Participated Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

Additions to net assets attributed to:
Employer defined contributions	$13,516,387
Employee and employer matching contributions	9,042,801
Total contributions	22,559,188
Investment income:
Net appreciation in fair value of investments	42,541,547
Total additions	65,100,735
Deductions in net assets attributed to:
Benefits paid to participants	(23,800,602)
Transfers to participant-directed investments	(1,613,810)
Total deductions	(25,414,412)
Net increase	$39,686,323

The above amounts include participant-directed and non-participant directed, as these amounts could not be segregated.

(5)                     Related-Party Transactions

Certain Plan investments including money market funds, mutual funds and a common/collective trust are managed by Fidelity Investments. There is also one fund comprised of Company stock.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(6)                     Plan Termination

The Plan Sponsor has established the Plan and each of the participating Affiliated Employers have adopted the Plan with the intention and expectation that the Plan will continue indefinitely and that contributions will be made indefinitely, but no Member Employer shall be under any obligation to continue its contributions or its participation as a Member Employer or to maintain the Plan with respect to its employees for any given length of time. Any Member Employer may, in its sole and absolute discretion, completely discontinue its contributions or terminate its participation as a Member Employer at any time. The Plan Sponsor may, in its sole and absolute discretion, terminate the Plan at any time. In the event of the Plan termination, each participant’s account under the Plan shall become fully vested and non-forfeitable.

(7)                     Income Tax Status

The Plan obtained its latest determination letter on February 7, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving this letter, however, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2008 and 2007.

(8)                     Voting Rights of Company Stock

Each participant or beneficiary of a deceased participant shall have the right to direct the trustees as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of Company stock which have been allocated to the participant’s account.  Unallocated Company stock held by the Plan is voted by the trustees.

(9)                     Concentrations, Risks, and Uncertainties

The Plan has a concentration of investments in the Company’s stock. A change in the value of the Company’s stock could cause the value of the Plan’s net assets available for plan benefits to change due to this concentration.

The Company’s stock is not traded on a public stock exchange. It is only traded on an internal market. Absence of a public market may prevent participants from selling their participant directed portion of the Company’s stock and could cause participants to lose all or a portion of their investment in the Company’s stock.

The Plan provides for various investments in a common/collective trust, money market funds, mutual funds, and the Company’s stock. Investment securities, in general, are exposed to various risks, such as significant world events, interest rates, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

(10)              Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits per the accompanying financial statements to Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for Plan benefits per the accompanying financial statements	$1,249,477,253	1,491,125,583
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,703,011)	(714,824)
Net assets available for Plan benefits per the Form 5500	$1,244,774,242	$1,490,410,759

Year ended December 31, 2008

Investment loss per the accompanying financial statements	$(305,628,118)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,988,187)
Total investment loss per the Form 5500	$(309,616,305)

(11)              Subsequent Event

During May 2009, the 2008 employer defined contribution was allocated to participants’ accounts.  A total of $14,476,539 was allocated as follows:

Company stock contributed to the Plan during 2008 (cost basis)	$14,319,882
Net Appreciation	156,657
Total Defined Contribution allocated in 2009	$14,476,539

In addition, forfeitures of $1,572,723 were also allocated to participants’ accounts.

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Schedule H, Line 4i, Form 5500 — Schedule of Assets (Held at End of Year)

As of December 31, 2008

EIN# 93-0549963 Plan #004

a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(e) Current Value

*	Fidelity Managed Income Portfolio II	Common/Collective Trust	$115,893,756

*	Fidelity Retirement Government Money Market Portfolio	Money Market	101,860,588
*	Fidelity Cash Reserve	Money Market	999,160
*	Fidelity Retirement Money Market Fund	Money Market	2,394
	Total money markets		102,862,142

*	Fidelity Magellan Fund	Mutual Fund	43,616,929
*	Fidelity Equity-Income Fund	Mutual Fund	69,147,434
*	Fidelity Growth Company Fund	Mutual Fund	99,271,752
*	Fidelity Balanced Fund	Mutual Fund	87,213,785
*	Fidelity Diversified International Fund	Mutual Fund	81,560,833
*	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	62,198,215
	Allianz CCM MidCap Fund	Mutual Fund	35,030,392
	Aston Small Midcap Fund	Mutual Fund	21,336,895
	Barclay Global Investors Retirement Income Fund	Mutual Fund	5,308,242
	Barclay Global Investors Lifepath 2010 Fund	Mutual Fund	6,131,312
	Barclay Global Investors Lifepath 2020 Fund	Mutual Fund	7,560,098
	Barclay Global Investors Lifepath 2030 Fund	Mutual Fund	5,374,113
	Barclay Global Investors Lifepath 2040 Fund	Mutual Fund	4,957,926
	Barclay Global Investors Lifepath 2050 Fund	Mutual Fund	248,471
	Western Asset Core Plus Bond Portfolio Fund	Mutual Fund	11,071,363
	Domini Social Equity Fund	Mutual Fund	2,977,504
	Total mutual funds		543,005,264

*	CH2M HILL Companies, Ltd. Common Stock, $0.01 par value (historical cost of $146,161,379)	Company Stock Fund	460,100,238
*	Participant Loans (interest rates range from 3.49% to 12.19%, with various maturity dates, collateralized by vested participant account balances)		16,261,965
	Total investments		$1,238,123,365

*Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CH2M HILL Retirement and Tax-Deferred Savings Plan Trustee

Date: June 17, 2009	/s/ M. Catherine Santee
M. Catherine Santee
Chief Financial Officer

Exhibit Index

The following exhibit is filed as part of this annual report:

Exhibit number	Description

23.1	Consent of Independent Registered Public Accounting Firm